Exhibit 99.2

Information in this document marked with “XXXXX” has been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS AGREEMENT is made as of the 12 day of August, 2010 (the “Effective Date”),

B E T W E E N:

HYDROGENICS CORPORATION, a corporation incorporated under the laws of Canada

(“Company”)

- and -

COMMSCOPE, INC. OF NORTH CAROLINA, a corporation incorporated under the laws of North Carolina

(“Purchaser”)

RECITALS:

A.                                    Company and Purchaser have entered into a subscription agreement dated August 9, 2010 (the “Subscription Agreement”), pursuant to which, among other things, the Company agreed to enter into a strategic alliance with Purchaser and issue and sell unregistered common shares of the Company to the Purchaser.

B.                                    The board of directors of the Company unanimously determined that that such strategic alliance provides strategic operational benefits to the Company and its subsidiaries and that it is in the best interest of the Company to enter into the Subscription Agreement and to complete the transactions contemplated thereby.

C.                                    The parties wish to enter into an agreement for license of certain intellectual property should certain events occur, as set out herein.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement,

1.1.1                               “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

1.1.2                               “Agreement” means this Intellectual Property License Agreement, including all schedules, exhibits, and all amendments or restatements, as permitted, and references to “Section” means the specified Section of this Agreement;

1.1.3                               “Company” has the meaning given in the preamble to this Agreement;

1.1.4                               “Confidential Information” means any business, marketing, technical, scientific or other information disclosed by any Party which, at the time of disclosure, is designated as confidential (or like designation), is disclosed in circumstances of confidence, or should be understood by the receiving Party at the time of disclosure, exercising reasonable business judgment, to be confidential information of the disclosing Party.

1.1.5                               “Effective Date” means the date of this Agreement;

1.1.6                               “Escrow Agreement” has the meaning given in Section 2.6;

1.1.7                               “Escrow Materials” means all of the written and electronic materials (including source code thereto) and documentation relating to or included in the Product Intellectual Property licensed pursuant to this Agreement, including that which is described on Exhibit A (the “Scheduled Escrow Materials”);

1.1.8                               “Field of Use” has the meaning given in Section 2.1;

1.1.9                               “Hydrogenics License” has the meaning given in Section 2.1;

1.1.10                        “Improvements” means any Intellectual Property created after the date of the occurrence of any Triggering Event, whether or not such Intellectual Property is based on or derived from the Product Intellectual Property;

1.1.11                        “Intellectual Property” means domestic and foreign:  (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public technical information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, technology, technical data, schematics, formulae and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other registered or unregistered intellectual property and industrial property.

1.1.12                        “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof, and including any successor, by merger or otherwise, of any of the foregoing.

1.1.13                        “Phase 2” means FCPM innovation focused on increasing stack power density, stack active area optimization, platinum loading reduction, increased operating temperature, and freeze start capability to further reduce costs and simplify overall product design. Phase 2 includes achievement of the following targets:

•                  XXXXX % increase in stack power density with current density increase to XXXXX A/cm2  — stack active area optimization {Information regarding target removed.}

•                  XXXXX% Platinum loading reduction to 0.4 mg-Pt/cm2 {Information regarding target removed.}

•                  XXXXX°C stack operating temperature, -XXXXX°C freeze start capability {Information regarding target removed.}

•                  Stamped Metallic Bipolar Plates

1.1.14                        “Product” means the product (or those products) the development of which is to be funded by the proceeds from the sale of the Tranche I Shares, Tranche II Shares, Tranche III Shares and Tranche IV Shares pursuant to the Subscription Agreement;

1.1.15                        “Product Intellectual Property” means the Intellectual Property owned, in whole or in part, by the Company that is necessary or useful to make, have made, use, sell and offer for sale the Product;

1.1.16                        “Purchaser” has the meaning given in the preamble to this Agreement;

1.1.17                        “Purchaser Competitor” means any Person directly engaging in the business of (i) wireless network solutions; (ii) providing structured cabling systems for business enterprise applications (including data centers); (iii) manufacturing of coaxial cable, fiber optic cable and conduit for cable television system operators; or (iv) providing integral components for wireless base stations as well as solutions that expand the coverage and capacity of wireless networks;

1.1.18                        “Subscription Agreement” has the meaning given in the recitals to this Agreement; and

1.1.19                        “Triggering Event” means any of:

1.1.19.1                       the insolvency of the Company or the commencement of any proceeding (except for a proceeding brought by Purchaser or one of its Affiliates) or the issuance of any judgment, decree or order of a court of competent jurisdiction against the Company seeking to adjudge or adjudging the Company bankrupt or insolvent;

1.1.19.2                       the Company provides the Purchaser with an Impairment Notice which is not cured by the Company within forty-five (45) days;

1.1.19.3                       the Company exits the fuel cell business;

1.1.19.4                       the Company enters into a definitive agreement which, if consummated, would result in the Company being sold to a Purchaser Competitor; or

1.1.19.5                       the Company is prohibited (or subject to material financial penalty) by applicable law, rule, regulation, decree or contract from completing the milestones set forth in Schedule B to the Subscription Agreement in full on a timely basis.

1.2                                                                               Interpretation

Capitalized terms used in this Agreement but not defined have the meanings given to them in the Subscription Agreement.

ARTICLE 2
GRANT OF LICENSE

2.1                                                                               Limited Grant of License

Subject to the limitations, terms and condition set out in this Agreement, Company hereby grants to Purchaser a perpetual, irrevocable, non-exclusive, non-transferable (except as set out in Section 2.2 and 6.2), fully-paid and royalty-free worldwide license to the Product Intellectual Property to make, have made, use, sell and offer for sale any Product, solely for the purpose of the Purchaser’s business as conducted on the Closing Date or as it will be conducted after the Phase 2 product improvements are incorporated in the 5kW 24V/48V and the 8kW 24V/48V products (the “Field of Use”) (the foregoing grant of the limited license, as subject to the limitations, terms and conditions set out in this Agreement, the “Hydrogenics License”). For clarity, the Purchaser may only use the Hydrogenics License and Escrow Materials to manufacture, or have manufactured, Products for its own use or resale within the Field of Use and may not sub-license to any third party a broader right to commercialize the Products.

2.2                                                                               Limited Sub-license

The Hydrogenics License to the Purchaser includes the right for Purchaser to sub-license, subject to the same limitations, terms and conditions as applicable to Purchaser, the licensed rights to Purchaser’s Affiliates, and to Purchaser’s contract manufacturers and their Affiliates; however, such sub-licenses shall terminate upon such sub-licensees ceasing to be Affiliates of the Purchaser, Purchaser’s contract manufacturers or their Affiliates. In the event of a sub-license termination, as discussed in this Section 2.2, the sub-licensee is permitted, for a period of six months, to use or sell any remaining Product inventory.  Any sub-license shall be pursuant to a written agreement between Purchaser and the permitted sub-licensee, in which the sub-licensee agrees to the same limitations, terms and conditions as are applicable to Purchaser under this Agreement. Purchaser shall be responsible for all breaches of the Hydrogenics License by its permitted sub-licensees as if such breaches are that of Purchaser.

2.3                                                                               Licensed Rights Exercisable Only Upon Triggering Event

The Hydrogenics License shall only be exercisable by the Purchaser (and its permitted sub-licensees) only upon the occurrence of a Triggering Event. Purchaser, on behalf of itself and any permitted sub-licensees, hereby covenants that it will not use or permit to be used any Product Intellectual Property for any purpose, unless a Triggering Event has occurred, whereupon the Product Intellectual Property will only be used in accordance with the terms and conditions of the Hydrogenics License within the Field of Use.  For avoidance of doubt, the Company acknowledges and agrees that the foregoing covenant shall not preclude Purchaser (and its permitted sub-licensees) from purchasing Products, and selling, re-selling or using the purchased Product prior to the occurrence of a Triggering Event.

2.4                                                                               Confidentiality Obligations

2.4.1                               Purchaser acknowledges that it may receive Confidential Information of the Company through the grant of the Hydrogenics License or the receipt of Escrow Materials. Any exercise by Purchaser of the Hydrogenics License shall be subject to the Purchaser using, at a minimum, the same degree of care as it uses to protect its own Confidential Information of a similar nature, but no less than reasonable care, to prevent the unauthorized use, disclosure or publication of any Confidential Information that is a part of the Product Intellectual Property, including as part of any Escrow Materials. Without limiting the generality of the foregoing;

2.4.1.1                              Purchaser shall only disclose Confidential Information of the Company to any individual or entity other than its employees which (i) has entered into a written agreement with Purchaser containing obligations of confidence substantially similar to (but no less protective of the Confidential Information than) those contained in this Agreement and (ii) has a bona fide reasonable purpose for accessing the Confidential Information consistent with the grant of the Hydrogenics License to Purchaser under Section 2.1 of this Agreement;

2.4.1.2                              Purchaser shall not make or have made any copies of Confidential Information except those copies which are necessary for the purposes of exercising the grant of the Hydrogenics License to Purchaser under Section 2.1 of this Agreement; and

2.4.1.3                              Purchaser shall affix to any copies it makes of the Confidential Information, all proprietary notices or legends affixed to the Confidential Information as they appear on the copies of the Confidential Information originally received from Company or the Escrow Agent, as the case may be.

2.4.2                               Purchaser shall not be bound by obligations restricting disclosure set forth in this Agreement with respect to Confidential Information which:

2.4.2.1                              without obligation of confidentiality was rightfully known by the Purchaser prior to disclosure;

2.4.2.2                              was lawfully in the public domain prior to its disclosure, or lawfully becomes publicly available other than through a breach of this Agreement or any other confidentiality obligation on behalf of any third party;

2.4.2.3                              was disclosed to the Purchaser by a third party provided such third party, or any other party from whom such third party receives such information, is not in breach of any confidentiality obligation in respect of such information;

2.4.2.4                              is independently developed by the Purchaser; or

2.4.2.5                              is disclosed when such disclosure is compelled pursuant to legal, judicial, or administrative proceedings, or otherwise required by law, court or governmental or regulatory authority, but solely to the extent required thereby. Should disclosure be compelled pursuant to this Section 2.4.2.5, Purchaser shall use reasonable efforts to advise Company of any such disclosure in a timely manner prior to making any such disclosure (so that Company can apply for such legal protection as may be available with respect to the confidentiality of the information which is to be disclosed), and provided that Purchaser shall use reasonable efforts to apply for such legal protection as may be available with respect to the confidentiality of the Confidential Information which is required to be disclosed.

2.4.3                               The obligations of this Section 2.4 shall survive any termination of this Agreement.

2.5                                                                               Improvements

Each Party shall own all Improvements created by or on behalf of such Party. Neither Party shall be obligated to notify the other Party of any Improvements made by or on behalf of such Party.

2.6                                                                               Escrow

The Company shall, as soon as practicable following, but in any event not later than (i) ten (10) days after the Effective Date, deliver to Purchaser Exhibit A, which shall set forth a complete and accurate list of the Escrow Materials and which shall be in form and substance reasonably satisfactory to Purchaser, and (ii) sixty (60) days after the Effective Date, deposit into escrow the Escrow Materials, pursuant to an escrow agreement in form and substance satisfactory to the Company and Purchaser (the “Escrow Agreement”).  The Company shall update the deposited Escrow Materials in accordance with the terms and conditions of the Escrow Agreement.

2.7                                                                               Maintenance of Product Intellectual Property

The Company covenants that it shall, subject to and in accordance with its reasonable commercial judgment in the ordinary course of business, continue to protect and maintain the Product Intellectual Property, including not abandoning or allowing any Product Intellectual Property to go abandoned, timely paying all maintenance, annuity, or renewal fees due to the respective patent, trademark or copyright office, and continuing to protect and maintain any confidential information or trade secrets that may qualify as Product Intellectual Property. If Company chooses to abandon or not renew or maintain any Product Intellectual Property as provided in the exception above, Company shall first notify Purchaser of its intent and Purchaser shall have the right to require Company to assign the specific Product Intellectual Property to Purchaser for protection and maintenance at Purchaser’s expense. If Purchaser so requires Company to assign the specific Product Intellectual Property to Purchaser, Purchaser shall upon such assignment grant a perpetual, irrevocable, non-exclusive, non-transferable (except to a purchaser of the Company’s business or substantially all of the Company’s assets), fully paid-up and royalty-free worldwide license to use such specific Product Intellectual Property; provided, however, that the Company shall be prohibited from using such specific Product Intellectual Property to make, have made, use, sell and/or offer for sale any product or service for use in connection with any telecommunications application, including without limitation, digital data rooms (meant to include data server farms).

2.8                          Encumbrances

The Company shall not, directly or indirectly, make, create, incur, assume or suffer to exist, any security interest, lien (statutory or otherwise), charge or other encumbrance of any nature upon or with respect to any part of the Product Intellectual Property.

ARTICLE 3
INDEMNIFICATION

3.1                                                                               IP Indemnification

The Company will defend, indemnify and hold harmless Purchaser from and against any and all losses, liabilities, claims, causes of action and expenses as a result of any claim, suit, action or proceeding brought by a third party arising from any claim or action that alleges that the Product Intellectual Property licensed under this Agreement infringes, misappropriates, or otherwise violates the Intellectual Property rights of any third party

ARTICLE 4
LIMITATIONS AND EXCLUSIONS

4.1                                                                               Disclaimer

THERE ARE NO WARRANTIES, REPRESENTATIONS OR CONDITIONS, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, BETWEEN THE PARTIES UNDER THIS AGREEMENT EXCEPT AS SPECIFICALLY SET FORTH HEREIN.

ARTICLE 5
TERM AND TERMINATION

5.1                                                                               Term and Termination

This Agreement shall be effective during the term commencing on the Effective Date and shall continue unless it is terminated by mutual agreement between the Parties.

5.2                                                                               Injunctive Remedy

If Purchaser (or a permitted sub-licensee) (i) discloses or uses (or threatens to disclose or use) any Confidential Information of Company in breach of Section 2.4 or (ii) exercises or purports to exercise the Hydrogenics License in contravention of its covenants of Section 2.3, Company shall have the right, in addition to any other remedies available, to injunctive relief to enjoin such acts, it being acknowledged by the Parties that any other available remedies are inadequate.

ARTICLE 6
GENERAL MATTERS

6.1                                                                               Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent during business hours on a business day, failing which it shall be deemed to have been received on the next business day.

If to the Company:

Hydrogenics Corporation

5985 McLaughlin Road

Mississauga, Ontario L5R 1B8

Attention: Daryl Wilson, President and Chief Executive Officer

Facsimile: (905) 361-3626

Email: dwilson@hydrogenics.com

with a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West, Suite 3000

Box 270, TD Centre

Toronto, Ontario  M5K 1N2

Attention: John Emanoilidis

Facsimile: (416) 865-7380

Email: jemanoilidis@torys.com

If to Purchaser:

CommScope, Inc. of North Carolina

1100 CommScope Place SE

Hickory, North Carolina 28602

Attention: Jim Bowen
Facsimile: (972) 952-0023
Email: Jim.Bowen@andrew.com

and

Attention: Frank B. Wyatt II, Senior Vice President, General Counsel & Secretary
Facsimile: (828) 431-2520
Email: fbwyatt@commscope.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn and Crutcher LLP

200 Park Avenue

New York, New York 10166-0193

Attention: Lois F. Herzeca

Facsimile: (212) 351-5218

Email: lherzeca@gibsondunn.com

6.2                                                                               Assignment

The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement may not be assigned by either party without the prior written consent of the other party, except (i) pursuant to the sub-licensing provisions of Section 2.2 of this Agreement, (ii) an assignment to a wholly owned subsidiary or (iii) an assignment by the Purchaser to its parent.  Furthermore, the Purchaser may assign this Agreement and all rights and obligations thereunder without consent to a purchaser of the Purchaser’s business or substantially all of the Purchaser’s assets to which this license pertains.

6.3                                                                               Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

6.4                                                                               Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.

6.5                                                                               Entire Agreement

This Agreement constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneously with, or after entering into this Agreement, or any amendment or supplement thereto, by any Party to this Agreement or its directors, officers, employees or agents, to any other Party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

6.6                                                                               Amendment; Waiver

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.7                                                                               Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the the State of New York.

6.8                                                                               Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile (or other electronic means) and all such counterparts together constitute one and the same agreement.

IN WITNESS OF WHICH the parties hereto have executed this Agreement.

HYDROGENICS CORPORATION

By:	“Lawrence E. Davis”
Name: Lawrence E. Davis
Title: CFO

COMMSCOPE, INC. OF NORTH CAROLINA

By:	“Frank B. Wyatt II”
Name: Frank B. Wyatt II
Title: Senior VP

Exhibit A — Scheduled Escrow Materials